Mail Stop 3561
      November 2, 2005

Michael J. Bradley
President and Chief Executive Officer
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202

      Re:	DCP Midstream Partners, LP
		Amendment No. 1 to Registration Statement on Form S-1
      Filed October 20, 2005
		File No. 333-128378

Dear Mr. Bradley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

Summary of Conflicts of Interest and Fiduciary Duties, page 7
1. Please refer to comments 8 and 10 in our letter dated October
14,
2005. The revised discussion on pages 7-8 on your general partner`s ability to reset incentive distribution rights is confusing. Please further revise to simplify the language so that it is more clearly understandable to readers unacquainted with the more complicated terms of your partnership agreement. For example, you may enhance the clarity of the disclosure by breaking the dense information into simpler sentences that briefly address the following information:
* what do you mean by incentive distributions;
* how are the levels of incentive distributions calculated;
* on what conditions may your general partner relinquish its rights to incentive distributions;
* what do you mean by your general partner resetting the cash target distribution levels;
* how are the levels of reset target distribution to be determined;
* in what circumstances can your general partner exercise this reset right; and
* what are the direct effects and indirect implications of such resetting on the cash distribution to your general partner, to you, and to your unaffiliated common unit holders.

Summary of Historical and Pro Forma Financial and Operating Data, page 13
2. We note your revision made to the Combined Overview in the Management`s Discussion and Analysis section in response to our comment 31. Please make a similar revision to the impairment of equity method investment line item on the table presentation of your
Summary of Historical and Pro Forma Financial and Operating Data.

Management`s Discussion and Analysis, page 68

Quantitative and Qualitative Disclosures about Market Risk, page
88
3. We note your expanded disclosure of derivative financial instruments designated as cash flow hedges under "Hedging Strategies." Please further expand your disclosure to include the fair values of the swap contracts you have disclosed on page 91. Additionally, please explain your statement that you had no hedging contracts at June 30, 2005 in light of the swap contracts you have disclosed. If these swap contracts were entered into after June 30,
2005, please clarify your disclosure to indicate this fact.



* * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Scott Ruggiero, Staff Accountant, at (202)
551-
3331, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Thomas P. Mason, Esq.
	Vinson & Elkins L.L.P.
	Fax:  (713) 615-5320







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Michael J. Bradley
DCP Midstream Partners LP
November 2, 2005
Page 1